UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

American Assets Trust, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

024013 10 4

(CUSIP Number)

Ernest S. Rady Ernest Rady Trust U/D/T March 10, 1983 11455 El Camino Real, Suite 200 San Diego, California 92130 (858) 350-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 19, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

SCHEDULE 13D

CUSIP No. 024013 10 4
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) American Assets, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,291,386 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 5,291,386 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,291,386 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0%
14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D

CUSIP No. 024013 10 4
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ernest Rady Trust U/D/T March 10, 1983
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,100,398 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 20,100,398 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,100,398 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.0%
14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No. 024013 10 4
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ernest S. Rady
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,640,872 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 20,640,872 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,640,872 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.9%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 024013 10 4

Preliminary Note

American Assets Trust, Inc. (the “Company”) is a Maryland corporation formed principally to own, operate, acquire and develop retail and office properties in select markets, and that intends to be taxed and to operate in a manner allowing it to qualify as a real estate investment trust, or REIT, for federal income tax purposes. The Company is the sole general partner of American Assets Trust, L.P., a Maryland limited partnership (the “Operating Partnership”). On January 19, 2011, the Company effected its initial public offering (the “IPO”), in which it offered and sold to the public an aggregate of 31,625,000 Shares (as defined in Item 1 below).

In connection with the IPO, the Reporting Persons (as described below in Item 2(a) below) (1) entered into contribution agreements with the Issuer or the Operating Partnership, pursuant to which they contributed their interests in certain entities that owned interests in certain properties to the Issuer or the Operating Partnership or their respective subsidiaries, and/or (2) caused entities they owned, which own interests in certain properties, to enter into merger agreements pursuant to which such entities will be merged with and into the Issuer, the Operating Partnership or certain of their respective subsidiaries (or, in the case of reverse mergers, certain subsidiaries of the Operating Partnership merged with and into such entities) in exchange for Shares of the Issuer or OP Units (as defined below) of the Operating Partnership (such contributions and mergers, together with simultaneous contributions and mergers to or with the REIT, the Operating Partnership and their respective subsidiaries, involving other parties and their interests in entities that also own interests in the properties and/or the property management business of American Assets, Inc. the “Formation Transactions”). In connection with the Formation Transactions, the Company issued the Reporting Persons an aggregate of 5,396,077 Shares and the Operating Partnership issued to the Reporting Persons an aggregate of 15,244,795 common units of limited partnership interest (“OP Units”), in each case in reliance on the registration exemption provided by Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”).

For purposes of this statement:

“Closing Date” means January 19, 2011;

“Prospectus” means the Company’s prospectus relating to the IPO, dated January 12, 2011, as filed by the Company with the SEC pursuant to Rule 424(b) under the Securities Act on January 14, 2011;

“Registration Statement” means the Company’s registration statement on Form S-11 (Registration No. 333-169326) relating to the IPO, filed by the Company with the SEC on September 13, 2010, as subsequently amended by Amendments 1 through 7 thereto and declared effective by the SEC on January 12, 2011; and “SEC” means the Securities and Exchange Commission.

Item 1.	Security and Issuer

This statement relates to shares of Common Stock, par value $0.01 per share (“Shares”), of the Company. The Company’s principal offices are located at 11455 El Camino Real, Suite 200, San Diego, California 92130.

Item 2.	Identity and Background

(a) This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons.”

•	Ernest S. Rady, an individual

•	Ernest Rady Trust U/D/T March 10, 1983, a California trust

•	American Assets, Inc., a California corporation

(b) The address of the principal business office of each of the Reporting Persons is 11455 El Camino Real, Suite 200, San Diego, California 92130.

(c) Ernest S. Rady is the Executive Chairman of the board of directors of the Company. The Ernest Rady Trust U/D/T March 10, 1983 (“ERT”) is a personal trust of which Ernest S. Rady is trustee. The principal business of American Assets, Inc. is a holding company with no operations.

CUSIP No. 024013 10 4

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Ernest S. Rady is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The 20,640,872 Shares beneficially owned in aggregate by the Reporting Persons were acquired on the Closing Date in the Formation Transactions.

Shares. The Reporting Persons, pursuant to the Formation Transactions described in Item 6 below, acquired an aggregate of 5,396,077 Shares in exchange for their direct or indirect ownership interests in entities directly or indirectly holding certain real estate-related assets and/or the management business of American Assets, Inc.

OP Units. The Reporting Persons, pursuant to the Formation Transactions described in Item 6 below, also received 15,244,795 OP Units in exchange for their direct or indirect ownership interests in entities directly or indirectly holding certain real estate-related assets and/or the management business of American Assets, Inc. As further described in Item 6 below, The Reporting Persons, each individually have the right, beginning 14 months after the completion of the IPO, to cause the Operating Partnership (i) to redeem some or all of such OP Units for cash equal to the number of OP Units redeemed times the then-current market value of one Share or (ii) at the Company’s election, to exchange some or all of such OP Units for newly issued Shares on a one-to-one basis.

Item 4.	Purpose of Transaction.

As described in the Preliminary Note and Item 3 above, the Company issued Shares, and the Operating Partnership issued OP Units, to the Reporting Parties in the Formation Transactions. In connection with the Formation Transactions the Reporting Parties entered into various agreements as described in Item 6 below.

The purpose of the acquisition of the Shares is for investment. After the IPO and the Formation Transactions, Ernest Rady and his affiliates, including ERT and American Assets, Inc., will own approximately 37.9% of the Company based upon 54,404,635 Shares outstanding (the sum of 39,159,840 Shares outstanding following consummation of the IPO and assuming that (i) OP Units beneficially owned by Mr. Rady are exchanged for Shares, regardless of whether such OP Units are currently exchangeable and (ii) no other party’s OP Units are converted). In addition, Ernest Rady will serve as the Executive Chairman of the Company. As a result, Ernest Rady and his affiliates will exercise substantial control over the Company and the Operating Partnership, including day to day operations.

Although no Reporting Person has any specific plan or proposal to acquire, transfer or dispose of Shares, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Shares or other securities of the Company or, subject to the terms of the Lock-Up Agreements (as defined and further described in Item 6 below), transfer or dispose of any or all of its Shares, depending in any case upon an ongoing evaluation of the Reporting Persons’ investment in the Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.

Pursuant to the Lock-Up Agreements, the Reporting Persons have agreed not to sell or otherwise transfer or encumber, or enter into any transaction that transfers, any Shares, or securities convertible or exchangeable into Shares, owned by them at the completion of the IPO or thereafter acquired by them, for a period of 365 days after the completion of the IPO without the prior consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wells Fargo Securities, LLC and Morgan Stanley & Co. Incorporated as the representatives of the underwriters of the IPO (the “Underwriter Representatives”).

CUSIP No. 024013 10 4

In addition, as further described in Item 6 below, the Reporting Persons have the right, beginning 14 months after the completion of the IPO, to cause the Operating Partnership (i) to redeem some or all of their respective OP Units for cash equal to the number of OP Units redeemed times the then-current market value of one Share or (ii) at the Company’s election, to exchange some or all of its OP Units for newly issued Shares on a one-to-one basis, subject to adjustment.

The Company’s charter prohibits the actual, beneficial or constructive ownership by any person of more than 7.275% in value or number of shares, whichever is more restrictive, of the outstanding shares of the common stock of the Company or more than 7.275% in value of the aggregate outstanding shares of all classes and series of the stock of the Company, excluding any shares that are not treated as outstanding for federal income tax purposes. The Company’s board of directors has granted to Ernest S. Rady and certain of his affiliates, including ERT and American Assets, Inc., an exemption from the ownership limits that will allow them to own, in the aggregate, up to 19.9% in value or in number of shares, whichever is more restrictive, of the Company’s outstanding common stock, subject to various conditions and limitations.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer.

Ernest S. Rady

(a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for Ernest S. Rady is incorporated herein by reference. Amounts include (a) 5,214,272 Shares and 9,594,740 OP Units held by ERT, for which Mr. Rady is the trustee; (b) 91,276 OP Units held by the Donald R. Rady Trust, for which Mr. Rady is the trustee; (c) 91,252 OP Units held by the Harry M. Rady Trust, for which Mr. Rady is the trustee; (d) 91,252 OP Units held by the Margo S. Rady Trust, for which Mr. Rady is the trustee; (e) 141,025 OP Units held by DHM Trust dated as of 29th May 1959, for which Mr. Rady is the trustee; (f) 182,805 Shares and 5,107,577 OP Units held by American Assets, Inc., which is indirectly controlled by Mr. Rady; and (g) 2,004 OP Units held by Western Insurance Holdings, Inc., which is indirectly controlled by Mr. Rady. Mr. Rady disclaims beneficial ownership of such shares and common units, except to the extent of his pecuniary interest therein.

The percentage amount set forth in Row 13 for the cover page hereto for Ernest S. Rady is calculated based upon 54,404,635 Shares outstanding (the sum of 39,159,840 Shares outstanding following consummation of the IPO and assuming that (i) OP Units beneficially owned by Mr. Rady are exchanged for Shares, regardless of whether such OP Units are currently exchangeable and (ii) no other party’s OP Units are converted). Further note that the percentage amount set forth in Row 13 does not reflect the ownership limitation of 19.9% in value or in number of shares, whichever is more restrictive, of the Company’s outstanding common stock, based on restrictions in the Company’s charter.

(c) The dates and the number of Shares/OP Units involved for all transactions in the Shares/ OP Units by Ernest Rady in the past 60 days are set forth on Schedule A hereto and are incorporated herein by reference. All such transactions were acquisitions in the Formation Transactions.

(d) None.

(e) Not applicable.

CUSIP No. 024013 10 4

Ernest Rady Trust U/D/T March 10, 1983

(a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for ERT is incorporated herein by reference. Amounts include 181,805 shares and 5,107,577 OP Units held by American Assets, Inc., which is controlled by ERT and 2,004 OP Units held by Western Insurance Holdings, Inc., which is indirectly controlled by ERT. ERT disclaims beneficial ownership of such shares and common units, except to the extent of its pecuniary interest therein.

The percentage amount set forth in Row 13 for the cover page hereto for ERT is calculated based upon 54,278,966 Shares outstanding (the sum of 39,159,840 Shares outstanding following consummation of the IPO and assuming that (i) OP Units beneficially owned by ERT are exchanged for Shares, regardless of whether such OP Units are currently exchangeable and (ii) no other party’s OP Units are converted). Further note that the percentage amount set forth in Row 13 does not reflect the ownership limitation of 19.9% in value or in number of shares, whichever is more restrictive, of the Company’s outstanding common stock, based on restrictions in the Company’s charter.

(c) The dates and the number of Shares/OP Units involved for all transactions in the Shares/ OP Units by ERT in the past 60 days are set forth on Schedule B hereto and are incorporated herein by reference. All such transactions were acquisitions in the Formation Transactions.

(d) Ernest S. Rady has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by ERT as reported herein.

(e) Not applicable.

American Assets, Inc.

(a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for American Assets, Inc. is incorporated herein by reference. Amounts include 2,004 OP Units held by Western Insurance Holdings, Inc., which is controlled by American Assets, Inc. American Assets, Inc. disclaims beneficial ownership of such shares and common units, except to the extent of its pecuniary interest therein.

The percentage amount set forth in Row 13 for the cover page hereto for American Assets, Inc. is calculated based upon 44,269,421 Shares outstanding (the sum of 39,159,840 Shares outstanding following consummation of the IPO and assuming that (i) OP Units beneficially owned by American Assets, Inc. are exchanged for Shares, regardless of whether such OP Units are currently exchangeable and (ii) no other party’s OP Units are converted).

(c) The dates and the number of Shares/OP Units involved for all transactions in the Shares/ OP Units by American Assets, Inc. in the past 60 days are set forth on Schedule C hereto and are incorporated herein by reference. All such transactions were acquisitions in the Formation Transactions.

(d) Ernest S. Rady has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by American Assets, Inc. as reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Contribution and Merger Agreements

In connection with the Formation Transactions, the Reporting Persons (1) entered into contribution agreements with the Issuer or the Operating Partnership, pursuant to which they contributed their interests in certain entities that owned interests in certain properties and/or the management business of American Assets, Inc. to the Issuer, the Operating Partnership or their respective subsidiaries, or (2) caused entities they owned, which own

CUSIP No. 024013 10 4

interests in certain properties and/or the management business of American Assets, Inc.) to enter into merger agreements pursuant to which such entities merged with and into the Issuer, the Operating Partnership or certain of their respective subsidiaries (or, in the case of reverse mergers, certain subsidiaries of the Operating Partnership merged with and into such entities), in each case substantially concurrently with the completion of this offering in exchange for Shares of the Issuer or OP Units of the Operating Partnership.

The foregoing summary of the contribution and merger agreements is qualified in its entirety by the full terms and conditions of such agreements. Such agreements, or forms thereof, are filed as Exhibits 10.9 through, 10.16 and 10.47 through 10.53 to the Registration Statement, which exhibit is incorporated herein by reference.

OP Agreement

The Reporting Persons are parties to the Amended and Restated Agreement of Limited Partnership of the Operating Partnership, dated as of the Closing Date (the “OP Agreement”). Pursuant to the OP Agreement, holders of OP Units issued in the Formation Transactions will have the right, beginning 14 months after the completion of the IPO, to cause the Operating Partnership (i) to redeem some or all of their OP Units for cash equal to the number of OP Units redeemed times the then-current market value of one Share or (ii) at the Company’s election, to exchange some or all of their OP Units for newly issued Shares on a one-to-one basis, subject to adjustment as set forth in the OP Agreement.

The foregoing summary of the OP Agreement is qualified in its entirety by the full terms and conditions of such agreement. The OP Agreement is filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 19, 2011, which exhibit is incorporated herein by reference.

Registration Rights Agreement

The Reporting Persons entered into a Registration Rights Agreement, dated as of the Closing Date (the “Registration Rights Agreement”), between the Company and the initial holders named therein. Pursuant to the Registration Rights Agreement, subject to certain limitations, commencing not later than 14 months after the IPO, the Company will file one or more shelf registration statements covering the resale of the Shares issued in the Formation Transactions and the Shares issued or issuable, at the option of the Company, in exchange for OP Units issued in the Formation Transactions. The Company may, at its option, satisfy its obligations to prepare and file a resale shelf registration statement by filing a registration statement registering its issuance of Shares to the holders of the OP Units upon redemption of such OP Units and, if applicable, the resale of such Shares by their holders.

Commencing one year after the date of IPO (but prior to the date upon which the registration statement described above is effective) or 16 months after the date of the IPO if a shelf registration statement is not then effective, Mr. Rady and his affiliates, immediate family members and related trusts (which include the Reporting Persons) will have demand rights to require the Company to undertake an underwritten offering under a resale registration statement (so long as a majority-in-interest of such group makes such a demand). In addition, if the Company files a registration statement with respect to an underwritten offering for its own account, any of Mr. Rady and his affiliates, immediate family members and related trusts (which include the Reporting Persons) will have the right, subject to certain limitations, to register such number of Shares issued to him or her pursuant to the formation transactions as each such person requests.

Commencing upon the Company’s filing of a resale registration statement not later than 14 months after the date of the IPO, under certain circumstances, the Company will also be required to undertake an underwritten offering upon the written request of holders of at least 10% in the aggregate of the securities originally issued in the Formation Transactions, provided the securities to be registered in such offering shall (1) have a market value of at least $25 million or (2) shall represent all of the remaining securities acquired in the Formation Transactions by Mr. Rady and his affiliates, immediate family members and related trusts and such securities shall have a market value of at least $10 million, and provided further that the Company is not obligated to effect more than three such underwritten offerings.

CUSIP No. 024013 10 4

The foregoing summary of the Registration Rights Agreement is qualified in its entirety by the full terms and conditions of such agreement. The Registration Rights Agreement is filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on January 19, 2011, which exhibit is incorporated herein by reference.

Lock-Up Agreements

Lock-Up Agreement

The Reporting Persons have each entered into agreements, dated August 4, 2010 (the “Lock-Up Agreements”), with the Underwriter Representatives. Lock-Up Agreements provides that the Reporting Persons, subject to certain exceptions, will not sell or otherwise transfer or encumber, or enter into any transaction that transfers, in whole or in part, directly or indirectly, any Shares, or securities convertible or exchangeable into Shares, owned by them at the completion of the IPO, or thereafter acquired by them, for a period of 365 days after the completion of the IPO without the prior consent of the Underwriter Representatives.

The foregoing summary of the Lock-Up Agreements is qualified in its entirety by the full terms and conditions of such agreements. A form of the Lock-Up Agreements is included as Exhibit 2 hereto, which exhibit is incorporated herein by reference.

Exemption from REIT Ownership Limits

As described in the Prospectus under the caption “Description of Stock—Restrictions on Ownership and Transfer,” the Company’s charter contains limits on the ownership of Shares that are intended to assist the Company in complying with certain provisions of the U.S. Internal Revenue Code governing the maintenance of REIT status. The Company’s board of directors has granted to the Reporting Persons an exemption from these Share ownership limits, subject to various conditions and limitations.

During the time that such waiver of the above ownership limits is effective, the Reporting Persons will be subject to an increased ownership limit applicable to it. As a condition to the Company’s grant of the increased ownership limit, ERT, on behalf of itself and the other the Reporting Persons, made certain representations and covenants to the Company, including representations that, to their best knowledge, as a result of their ownership of Shares, no other person (other than the Operating Partnership) will actually, beneficially or constructively own Shares in excess of the REIT ownership limit and that, at the time of the pricing of the IPO, the Reporting Persons do not actually or constructively own, in excess of 2.0% of the outstanding equity interests of any of the tenants, other than certain specifically identified tenants, that the Company expects to have at the closing of the IPO.

The foregoing summary of the Reporting Persons’ exemption from the REIT ownership limits is qualified in its entirety by the description of such exemption as set forth in the Prospectus under the caption “Description of Stock—Restrictions on Ownership and Transfer,” which description is incorporated herein by reference.

Representation, Warranty and Indemnity Agreement

In connection with the Formation Transactions, ERT has entered into a representation, warranty and indemnity agreement with the Company and the Operating Partnership, pursuant to which ERT made certain representations and warranties to the Company and the Operating Partnership regarding the entities and assets being acquired in the Formation Transactions and agreed to indemnify the Company and the Operating Partnership for breaches of such representations and warranties for one year after the completion of the IPO and the Formation Transactions. For purposes of satisfying any indemnification claims, ERT will deposit into escrow Shares and OP Units with an aggregate value equal to ten percent of the consideration payable to the ERT and its affiliates in the Formation Transactions. ERT has no obligation to increase the amount of common stock and/or common units in the escrow in the event the trading price of our common stock declines below the initial public offering price. Any and all amounts remaining in the escrow one year from the closing of the formation transactions will be distributed to the Rady Trust to the extent that indemnity claims have not been made against such amounts. This indemnification is subject to a one-time aggregate deductible equal to one percent of the consideration payable to the ERT and its affiliates in the Formation Transactions and a cap equal to the value of the consideration deposited in the escrow. Other than ERT, none of the parties to the Formation Transactions (including the other Reporting Persons) or the entities that the Company or the Operating Partnership are acquiring in the Formation Transactions will provide the Company or the Operating Partnership with any indemnification.

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Item 7.	Materials to be Filed as Exhibits

There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) under the Securities Exchange Act of 1934, as amended.

There is filed herewith as Exhibit 2 a form of the Lock-Up Agreements

The Agreement and Plan of Merger by and among American Assets Trust, L.P. and the entities set forth on Schedule I thereto, dated as of September 13, 2010 was filed by the Company as Exhibit 10.9 to the Registration Statement. Such exhibit is hereby incorporated herein by reference.

The Amendment to Agreement and Plan of Merger by and among American Assets Trust, L.P. and the entities set forth on Schedule I thereto, dated as of December 16, 2010 was filed by the Company as Exhibit 10.47 to the Registration Statement. Such exhibit is hereby incorporated herein by reference.

The Agreement and Plan of Merger by and among American Assets Trust, Inc. and the entities set forth on Schedule I thereto, dated as of September 13, 2010 was filed by the Company as Exhibit 10.10 to the Registration Statement. Such exhibit is hereby incorporated herein by reference.

The Amendment to Agreement and Plan of Merger by and among American Assets Trust, Inc. and the entities set forth on Schedule I thereto, dated as of December 16, 2010 was filed by the Company as Exhibit 10.48 to the Registration Statement. Such exhibit is hereby incorporated herein by reference.

The Form of Agreement and Plan of Merger by and among American Assets Trust, L.P. and the OP sub forward merger entities named therein was filed by the Company as Exhibit 10.11 to the Registration Statement. Such exhibit is hereby incorporated herein by reference.

The Form of Amendment to Agreement and Plan of Merger by and among American Assets Trust, L.P. and the OP sub forward merger entities named therein was filed by the Company as Exhibit 10.49 to the Registration Statement. Such exhibit is hereby incorporated herein by reference.

The Form of Agreement and Plan of Merger by and among American Assets Trust, L.P. and the OP sub reverse merger entities named therein was filed by the Company as Exhibit 10.12 to the Registration Statement. Such exhibit is hereby incorporated herein by reference.

The Form of Amendment to Agreement and Plan of Merger by and among American Assets Trust, L.P. and the OP sub reverse merger entities named therein was filed by the Company as Exhibit 10.50 to the Registration Statement. Such exhibit is hereby incorporated herein by reference.

The Form of Agreement and Plan of Merger by and among American Assets Trust, Inc. and the REIT sub forward merger entities named therein was filed by the Company as Exhibit 10.13 to the Registration Statement. Such exhibit is hereby incorporated herein by reference.

The Form of Amendment to Agreement and Plan of Merger by and among American Assets Trust, Inc. and the REIT sub forward merger entities named therein was filed by the Company as Exhibit 10.51 to the Registration Statement. Such exhibit is hereby incorporated herein by reference.

The OP Contribution Agreement by and among American Assets Trust, L.P., American Assets Trust, Inc., and the contributors set forth on Schedule I thereto, dated as of September 13, 2010 was filed by the Company as Exhibit 10.14 to the Registration Statement. Such exhibit is hereby incorporated herein by reference.

The Amendment to OP Contribution Agreement by and among American Assets Trust, L.P., American Assets Trust, Inc. and the contributors set forth on Schedule I thereto, dated as of December 16, 2010 was filed by the Company as Exhibit 10.52 to the Registration Statement. Such exhibit is hereby incorporated herein by reference.

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The Form of OP Sub Contribution Agreement by and among American Assets Trust, L.P., the subsidiary entity named therein, American Assets Trust, Inc. and the contributors set forth on Schedule I thereto was filed by the Company as Exhibit 10.15 to the Registration Statement. Such exhibit is hereby incorporated herein by reference.

The Form of Amendment to OP Sub Contribution Agreement by and among American Assets Trust, L.P., the subsidiary named therein, American Assets Trust, Inc. and the contributors set forth on Schedule I thereto was filed by the Company as Exhibit 10.53 to the Registration Statement. Such exhibit is hereby incorporated herein by reference.

The Management Business Contribution Agreement by and between American Assets, Inc. and American Assets Trust Management, LLC, dated as of September 13, 2010 was filed by the Company as Exhibit 10.16 to the Registration Statement. Such exhibit is hereby incorporated herein by reference.

The OP Agreement was filed by the Company as Exhibit 10.1 to its Current Report on Form 8-K filed with the SEC on January 19, 2011. Such exhibit is hereby incorporated herein by reference.

The Registration Rights Agreement was filed by the Company as Exhibit 10.2 to its Current Report on Form 8-K filed with the SEC on January 19, 2011. Such exhibit is hereby incorporated herein by reference.

The Representation, Warranty and Indemnity Agreement was filed by the Company as Exhibit 10.6 to the Registration Statement. Such exhibit is hereby incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of each Reporting Person’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 19, 2011

/s/ Ernest S. Rady

Ernest Rady Trust, U/D/T March 10, 1983

/s/ Ernest S. Rady
Name: Ernest S. Rady
Title: Trustee

American Assets, Inc.

/s/ Ernest S. Rady
Name: Ernest S. Rady
Title: President

SCHEDULE A

ERNEST S. RADY

TRANSACTIONS IN SHARES/OP UNITS DIRECTLY ACQUIRED BY ERNEST S. RADY

Acquisition Date	Direct Owner	Shares Acquired	OP Units Acquired
01/19/2011	Ernest S. Rady	0	125,669

TRANSACTIONS IN SHARES/OP UNITS INDIRECTLY ACQUIRED BY ERNEST S. RADY

Acquisition Date	Direct Owner	Shares Acquired	OP Units Acquired
01/19/2011	Ernest Rady Trust, U/D/T March 10, 1983	5,214,272	9,594,740
01/19/2011	Donald R. Rady Trust	0	91,276
01/19/2011	Harry M. Rady Trust	0	91,252
01/19/2011	Margo S. Rady Trust	0	91,252
01/19/2011	DHM Trust	0	141,025
01/19/2011	American Assets, Inc	181,805	5,107,577
01/19/2011	Western Insurance Holdings, Inc.	0	2,004

SCHEDULE B

ERNEST RADY TRUST, U/D/T MARCH 10, 1983

TRANSACTIONS IN SHARES/OP UNITS DIRECTLY ACQUIRED BY ERNEST RADY TRUST, U/D/T MARCH 10, 1983

Acquisition Date	Direct Owner	Shares Acquired	OP Units Acquired
01/19/2011	Ernest Rady Trust, U/D/T March 10, 1983	5,214,272	9,594,740

TRANSACTIONS IN SHARES/OP UNITS INDIRECTLY ACQUIRED BY ERNEST RADY TRUST, U/D/T MARCH 10, 1983

Acquisition Date	Direct Owner	Shares Acquired	OP Units Acquired
01/19/2011	Donald R. Rady Trust	0	91,276
01/19/2011	Harry M. Rady Trust	0	91,252
01/19/2011	Margo S. Rady Trust	0	91,252
01/19/2011	DHM Trust	0	141,025
01/19/2011	American Assets, Inc	181,805	5,107,577
01/19/2011	Western Insurance Holdings, Inc.	0	2,004

SCHEDULE C

AMERICAN ASSETS, INC.

TRANSACTIONS IN SHARES/OP UNITS DIRECTLY ACQUIRED BY AMERICAN ASSETS, INC.

Acquisition Date	Direct Owner	Shares Acquired	OP Units Acquired
01/19/2011	American Assets, Inc	181,805	5,107,577

TRANSACTIONS IN SHARES/OP UNITS INDIRECTLY ACQUIRED BY AMERICAN ASSETS, INC.

Acquisition Date	Direct Owner	Shares Acquired	OP Units Acquired
01/19/2011	Western Insurance Holdings, Inc.	0	2,004

EXHIBIT INDEX

EXHIBIT 1 - JOINT ACQUISITION STATEMENT PURSUANT TO SECTION 240.13d-1(k)

EXHIBIT 2 – FORM OF LOCKUP AGREEMENT